March 7, 2007

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2006 Forms 10-Q for Fiscal Quarters Ended June 30, 2006 and March 31, 2006 File No. 1-13178

Dear Mr. Spirgel:

Further to the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letters dated November 3, 2006 and February 5, 2007, regarding the Company’s above-referenced filings, the Company hereby reconfirms and acknowledges the following :

i.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
ii.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
iii.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*	*	*	*	*	*	*

Mr. Larry Spirgel

Securities and Exchange Commission

March 7, 2007

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1803; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Mitchell Gendel

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:

Melissa Hauber
Robert S. Littlepage, Jr.
      Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Steven Berns, President & Chief Financial Officer
Members of the Audit Committee
      MDC Partners Inc.

Joseph Klausner
      BDO Seidman LLP

Bruce Toner
      KPMG

Ethan Klingsberg, Esq.
      Cleary Gottlieb Steen & Hamilton LLP

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